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                                December 11, 2006


                                                                       VIA EDGAR
Mr. Mark P. Shuman
Ms. Maryese Mills-Apenteng
Mr. Daniel Lee
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Catuity, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed December 1, 2006
         File No. 0-30045

Dear Mr. Shuman, Ms. Kalin and Mr. Lee:

         On behalf of Catuity, Inc., a Delaware corporation (the "Company"), this letter sets forth the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") contained in your letter dated December 8, 2006 to Mr. John H. Lowry, Chief Financial Officer and Secretary of the Company. For reference, each Staff comment is reprinted below, followed by the corresponding response of the Company. For your convenience, a copy of each of the changed pages of the proxy statement containing the additional or changed disclosure in response to comments is included with this letter.


         1. We note your disclosure that you may use the proceeds from the financing for acquisitions. Please disclose whether you have any plans, proposals or arrangements to use the proceeds for any acquisitions. If so, please disclose by including materially complete descriptions of the future acquisitions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to use the proceeds for any acquisitions.

         RESPONSE: The Company currently has no definite or firm plans, proposals or arrangements to use the proceeds for any specific acquisition(s). The Company has added disclosure to this effect to the discussion of use of proceeds of the 2006 Financing.

         2. Please discuss the consequences to the company and your financing transaction if stockholder approval is not obtained for your proposal. Explain the legal consequences of obtaining or not obtaining stockholder approval. We note your disclosure that proceeds from the financing have been used and that payments have been made under the senior notes.

         RESPONSE: The Company has clarified in the discussion of the 2006 Financing, that lack of stockholder approval will not affect the financing itself. The securities will remain outstanding with no change in terms, and the Company will retain the proceeds. The sole consequence of a failure of approval will be that the number of shares issuable on conversion or exercise will remain subject to the limits imposed by applicable trading-market listing rules.
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         3. Please confirm that all material terms of the financing transaction and securities issued in the transaction have been disclosed. In particular, we note your reference to full ratchet protection. Please elaborate on this protection and clarify whether such provision equates to a "best-price" provision. Please explain how such a provision may affect current stockholders. Please revise as appropriate.

         RESPONSE: The Company confirms that in its view, all material terms of the financing transaction and securities issued in the transaction have been disclosed. As suggested by the staff, the Company has added disclosure of the description and effects of the "full ratchet" antidilution provisions of the securities. The Company has also added a specific reference to the documents themselves, together with an offer to provide copies of the underlying documents on request.

                                      * * *

         The Company acknowledges that:

         (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or require additional information, please feel free to contact David D. Warner with Jaffe, Raitt, Heuer, & Weiss, the Company's legal counsel at (248) 727-1463.


                                   Sincerely,

                                   CATUITY, INC.


                                   /s/ John H. Lowry


cc:      Alfred H. (John) Racine, III